Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190


On June 21, 2002, Dreyer's Grand Ice Cream, Inc. made a recorded message from its President, William F. Cronk, III, available to its employees, which contains the following statements in relation to the transaction with Nestle:

GOOD MORNING TO ALL OF YOU IN DREYER'S AND EDY'S LAND.

WHILE THIS RECORDED EMPLOYEE MESSAGE SYSTEM HAS BEEN [T.] GARY [ROGER]'S FAVORITE VEHICLE IN COMMUNICATING TO THE ENTIRE COMPANY, I THOUGHT I MIGHT JOIN HIM WITH MY OWN MESSAGE REGARDING THE EXCITING ANNOUNCEMENT OF OUR STRATEGIC ALLIANCE WITH NESTLE.

I WANT TO ECHO GARY'S ENTHUSIASM OVER THIS EXTRAORDINARY OPPORTUNITY. THE COMBINATION OF OUR ACQUIRING THE NESTLE ICE CREAM BUSINESS - INCLUDING BOTH HAAGEN DAZS AND THEIR LINE OF BRANDED NOVELTIES, THE $83 DOLLARS A SHARE THAT WILL BE AVAILABLE TO OUR SHAREHOLDERS IN JANUARY OF 2006, AND THE FREEDOM TO CONTINUE TO MANAGE DREYER'S GRAND ICE CREAM ACCORDING TO OUR GROOVES AS AN INDEPENDENT, PUBLICALLY TRADED COMPANY IS UNBELIEVABLE.

THE DREYER'S GRAND ICE CREAM STORY HAS BEEN A FAIRY TALE. GARY AND I - AND EVEN A FEW OF YOU LISTENING - BEGAN THIS LATEST CHAPTER IN OUR HISTORY IN 1977. WE BOUGHT THE COMPANY WHEN IT CONSISTED OF ONE VERY SMALL PLANT, ONLY 7 VERY TIRED ROUTE TRUCKS AND WE WERE SELLING ALL OF 2 MILLION GALLONS OF ICE CREAM A YEAR IN THE SAN FRANCISCO BAY AREA.

TWENTY-FIVE YEARS LATER, DRIVEN BY YOUR EFFORTS AND PERSISTENCE, WE ARE NOW A $1.5 BILLION DOLLAR ICE CREAM COMPANY SELLING OUR BRANDS IN VIRTUALLY EVERY NEIGHBORHOOD AND GROCERY STORE IN AMERICA. IT IS A TREMENDOUS TESTAMENT TO THE POWER OF 5,000 MOTIVATED, PASSIONATE PEOPLE WHO EACH MAKE A DIFFERENCE - EVERY DAY WE COME TO WORK AND I CONGRATULATE EACH ONE OF YOU...

This excerpt from a recorded message transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's) with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.